DXI Receives Permit to Drill at Woodrush Oil Project
Expands Capital Raise @ $0.06 per Share to $2,400,000
$1,620,000 Raised to Date

VANCOUVER, BRITISH COLUMBIA, March 4, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia today announces (All figures in Cdn.$):

1.

The Company has received all B.C. Oil & Gas Commission (“BCOGC”) permits to commence the drilling of a key Halfway formation exploration well at its Woodrush NE B.C. complex. Contracts for the building of road access and an environmentally modified drill pad meeting specs of all First Nation stakeholders have been issued and construction is underway. Drilling is expected to commence no later than mid-March 2019.

2.

The TSX has conditionally approved an expansion and extension of the capital raise previously announced on February 6, 2019 from the original $1,800,000 to $2,400,000 through to March 29, 2019 at the same price of $0.06 per share (the “Private Placement”). With the incremental $600,000, the Company plans to apply these proceeds to fund 99.0% of the completed costs of the b-089-E/94-H-1 well to earn a 99% working interest before and after payout without any incremental royalty burdens.

3.

The Company has received subscriptions to date for $1,620,000 of the $2,400,000 of the Private Placement. The Private Placement will remain open until the earlier of when it is fully subscribed and March 29, 2019.

In addition to funding 99.0% of the completed costs of the b-089-E/94-H-1 well, the remainder of the proceeds from the Private Placement will be applied to general working capital. No insiders will be participating in the Private Placement and the Private Placement remains subject to final TSX approval.

“With the permit to drill from the BCOGC (inclusive of all other stakeholders), we will now test the voracity of the Paradigm 3D seismic imaging and interpretation software with the drilling and completion of this important Woodrush Halfway pool test prior to winter 2019 break up,” comments CFO David Matheson.

“Having received conditional approval of the TSX, the Company is planning to raise a further $600,000 (total of $2,400,000) and will entertain interested parties for a portion of this addition. All funds are earmarked for Woodrush operations and general working capital which excludes any cash interest payments in respect of remaining corporate debt. Both the Company’s CEO and Chairman, the two largest stockholders, are committed to continue to significantly reduce corporate debt and will never receive any future cash compensation, thus ensuring their return on investment in the Company’s shares will derive from share appreciation like all other shareholders,” Matheson continues.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) in Canada and the OTCQB (DXIEF) in the US.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the capital raise financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities.

We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.

Sean Sullivan	David Matheson
Director, President & CEO	CFO
604-638-5050	604-638-5054
investor@dxienergy.com	dmatheson@dxienergy.com